Exhibit 21.1
Subsidiaries of the Registrant

1)	Halifax Realty, Inc. 5250 Cherokee Avenue Alexandria, Virginia 22312

2)	Halifax Engineering, Inc. 5250 Cherokee Avenue Alexandria, Virginia 22312

3)	Halifax-AlphaNational Acquisition, Inc 5250 Cherokee Avenue Alexandria, Virginia 22312